EXHIBIT 5(a)


FOR FURTHER INFORMATION:

At the Company:
John P. Walker
President
972/406-7108

Michele Girard
Shareholder Relations
972/406-7166

FOR IMMEDIATE RELEASE
August 5, 1999


      SPORT SUPPLY GROUP ANNOUNCES AMENDED 13D FILINGS BY OAKTREE CAPITAL
                      MANAGEMENT AND EMERSON RADIO CORP.

     Oaktree Letter of Intent Provides for Acquisition of Control Block from
                      Emerson Radio Corp. at Premium to Market

                Oaktree to beneficially own 46% of Sport Supply Group


August 5, 1999 Dallas, Texas (NYSE-"GYM") - Sport Supply Group, Inc. today announced that the OCM Principal Opportunities Fund L.P. ("OCM"), an investment fund managed by Oaktree Capital Management, LLC and Emerson Radio Corp. ("Emerson") have each filed an amended 13D with the Securities and Exchange Commission with respect to Sport Supply Group. According to the amended 13Ds, OCM has signed a letter of intent with Emerson to acquire 2,269,500 shares of Sport Supply Group common stock and warrants to purchase an additional 1,300,000 shares of Sport Supply Group common stock from Emerson and a significant shareholder of
Emerson.   After giving effect to the transaction, OCM would
beneficially own approximately 46% of Sport Supply's issued and outstanding common stock. Sport Supply Group currently has approximately 7,252,000 shares of common stock outstanding.
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Completion of the acquisition by OCM is subject to a number of conditions, including without limitation OCM's satisfaction with its pre-acquisition due diligence review of Sport Supply Group, the execution of mutually satisfactory definitive agreements among the parties, regulatory and court approvals and receipt by Emerson's Board of a fairness opinion. The OCM filing indicates it intends to retain senior management as part of the acquisition.

Commenting on the proposed transaction, John P. Walker, President, stated, "Upon consummation of this transaction, OCM will become the largest shareholder of Sport Supply Group with its 46% beneficial ownership interest. OCM's strategy and track record is to capitalize on undervalued companies and support growth initiatives with additional capital investment alternatives. As a major shareholder of Sport Supply Group prior to this announcement, representatives from OCM and Sport Supply Group have held several meetings to discuss Sport Supply Group's long-term growth opportunities and strategic goals. OCM's interest in making a significant investment in the stock of this Company at a premium to the current market endorses management's belief that Sport Supply Group's long term value as an efficient and effective manufacturer, marketer and distributor of institutional sporting goods is yet to be realized. We look forward to working with OCM to enhance the value for all our shareholders of Sport Supply Group and leverage additional opportunities in our industry."

Mr. Stephen Kaplan, Principal of OCM stated, "We are pleased to have reached an agreement to buy the stock of Sport Supply owned by Emerson and look forward to closing the transaction upon satisfaction of the relevant conditions. We believe the Company is well positioned for both internal growth and to be a major participant in the consolidation of the institutional sporting goods industry."

Sport Supply Group is the leading direct marketer of sporting goods equipment to the institutional market place. The Company's products and proprietary brands are used by professional and amateur athletes in schools, colleges, universities, governmental agencies, camps and youth organizations across the country.

This news release, other than the historical information, consists of forward looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Reports on Form 10-K and Form 10-Q. Actual results may vary materially.